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NEWS RELEASE

INVESTOR CONTACTS:

Larry James                  Suresh Kumar                  Clarence Fu
(1) 408.941.1110             (1) 408.941.1311              (65) 6360.4060
jamesl@charteredsemi.com     sureshk@charteredsemi.com     cfu@charteredsemi.com

MEDIA CONTACTS:

Chartered Singapore:             For Chartered:
Maggie Tan                       Laurie Stanley, Wired Island, Ltd.
(65) 6360.4705                   (1) 510.656.0999
tanmaggie@charteredsemi.com      laurie@wiredisland.tc


                 CHARTERED SIGNIFICANTLY IMPROVES SECOND QUARTER
                          REVENUE AND EARNINGS OUTLOOK

           Second Quarter Revenues Expected to be up Approximately 40% on Improved Confidence and Strength from Customer Base

SINGAPORE - MAY 21, 2002 - Today, in its mid-quarter update, Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED) significantly improved its second-quarter revenue and earnings guidance, which was originally provided on April 19, 2002.

The Company now projects revenues to grow approximately 40% sequentially in second quarter 2002, compared to previous guidance of 25% growth. Including Chartered's share of Silicon Manufacturing Partners (SMP or Fab 5), revenues are expected to grow approximately 45% in the second quarter 2002, compared to previous guidance of 30%. Loss per American Depositary Share (ADS) is now expected to be approximately $0.76 to $0.77, compared to prior guidance of a loss of approximately $0.82 to $0.84.

"The acceleration in orders, which we began to see in late March, has continued into the quarter," said Chia Song Hwee, senior vice president, CFO & CAO of Chartered. "We are seeing strength this quarter across a wide number of customers, particularly those in our communications and computer segments. Having set a target in April to more than double Chartered's revenues between the first and fourth quarter of this year, this added momentum is very encouraging. A key contributor to this growth is sharply higher shipments of 0.18-micron wafers. With a growing number of customer engagements, we expect
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that our 0.18-micron revenues will more than double to well over 20 percent of total revenues this quarter and will continue to grow significantly throughout the remainder of the year."

Based on current market and customer trends, the Company's revised guidance for second quarter 2002 is as follows:

- Revenues: up approximately 40% sequentially (up approximately 45%, including Chartered's share of SMP). Previous guidance was revenues up approximately 25% sequentially (up approximately 30%, including Chartered's share of SMP)

-        ASP: up approximately 5% sequentially, unchanged from previous guidance

-        Utilization: high-30s, compared to previous guidance of mid-30s

- Loss per ADS: Approximately $0.76 to $0.77, compared to previous guidance of approximately $0.82 to $0.84

- Net loss: Approximately $105 million to $107 million compared to previous guidance of $113 million to $116 million

WEBCAST CONFERENCE CALL TODAY

Chartered will be discussing its revised outlook on a conference call today, May 21, 2002, at 9:00 a.m. Singapore time (US time 6:00 p.m. PT/9:00 p.m. ET, May 20, 2002). A webcast of the conference call will be available to all interested parties on Chartered's Web site at www.charteredsemi.com, under Investor Information, Releases & Confcalls.

This announcement is in lieu of the mid-quarter update previously scheduled for Tuesday, June 4, 2002, Singapore time.

Chartered plans to release its second-quarter 2002 earnings on Friday, July 19, 2002, Singapore time, before the Singapore market opens.

Chartered's original guidance for second quarter 2002 was published in the company's first-quarter 2002 earnings release which can be found at http://www.charteredsemi.com/investor/index_financial.htm.
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ABOUT CHARTERED

Chartered Semiconductor Manufacturing, one of the world's top three silicon foundries, is forging a customized approach to outsourced semiconductor manufacturing by building lasting and collaborative partnerships with its customers. The Company provides flexible and cost-effective manufacturing solutions for customers, enabling the convergence of communications, computing and consumer markets. In Singapore, Chartered operates five fabrication facilities and has a sixth fab in the process of being developed as a 300mm facility.

A company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market (Nasdaq: CHRT) and on the Singapore Exchange (SGX-ST:
CHARTERED). Chartered's 4,000 employees are based at 12 locations around the world. Information about Chartered can be found at www.charteredsemi.com.

SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our near term and long term outlook for the year 2002 and beyond (including projected revenues of the Company and SMP, average selling price, utilization, loss per ADS and net loss); and projected 0.18-micron revenues in second quarter 2002 and in the remainder of the year; reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services and communications segments; economic conditions in the United States as well as globally; customer demands; unforeseen delays or interruptions in our plans for our fabrication facilities (including Fab 7); the performance level of and technology mix in our fabrication facilities; the successful implementation of our partnership, technology and supply alliances; and availability of financings and terms thereof. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.